LORD ABBETT INVESTMENT TRUST

90 Hudson Street

Jersey City, NJ 07302

April 26, 2018

VIA EDGAR

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lord Abbett Investment Trust (the “Trust”)
Registration Statement on Form N-14
File No. 333-223942

Dear Ms. Hahn:

This letter responds to comments you provided in an April 24, 2018 telephone conversation with Pamela P. Chen and Amanda S. Ryan of Lord, Abbett & Co. LLC (“Lord Abbett”), the investment adviser to each series of the Trust, regarding the Trust’s preliminary proxy materials filed on March 27, 2018 with the U.S. Securities and Exchange Commission (the “Commission”) on Form N-14 (the “Preliminary Proxy Materials”). Your comments, and the Trust’s responses thereto, are set forth below, with marked pages appended to this correspondence showing changes made in response to your comments.

The Trust will file with the Commission a definitive combined prospectus/proxy statement (the “Prospectus/Proxy”) and a statement of additional information (“SAI”) reflecting changes made in response to your comments (collectively, the “Definitive Proxy Materials”) in a filing made pursuant to Rule 485(b) under the Securities Act of 1933, as amended.

Capitalized terms used but not defined in this letter have the meanings given to them in the Preliminary Proxy Materials. Please note that all page numbers in our responses are references to the page numbers of the Preliminary Proxy Materials.

1.        Please file your response letter as correspondence via EDGAR in advance of filing the Definitive Proxy Materials via EDGAR.

Response: We are filing this response letter as correspondence via EDGAR in advance of the Definitive Proxy Materials filing.

2.       Please remove all blanks and brackets from the Definitive Proxy Materials.

Response: All blanks and brackets have been removed from the Definitive Proxy Materials.

Ms. Jaea Hahn
April 26, 2018

3.       While Tandy representations no longer are required, we remind you that the Trust and its management are responsible for the accuracy and adequacy of the disclosure in the Definitive Proxy Materials.

Response: We acknowledge that the Trust and its management are responsible for the accuracy and adequacy of the disclosure in the Definitive Proxy Materials.

4.        In reference to the statement on page Q & A – 1 that Lord Abbett believes Target Fund’s shareholders will benefit from lower expected total annual operating expenses, including an estimated 10% decrease in total annual operating expenses for Class A shares, please supplementally explain whether the estimated 10% decrease for Class A shares is consistent with the estimated decrease for other share classes.

Response: The total annual operating expenses for each share class of the Combined Fund are expected to be lower than those of the corresponding share class of the Target Fund. The estimated 10% decrease in total annual operating expenses for Class A shares is consistent with the estimated range of decreases for the other share classes, which range from an estimated decrease of approximately 7% (for Class C shares) to an estimated decrease of approximately 12% (for Class F3, I, R5, and R6 shares).

5.        In reference to the statement on page Q & A – 1 that Lord Abbett believes Target Fund’s shareholders will benefit from potential increased portfolio diversification due to Acquiring Fund’s greater target allocation to fixed income investments, please supplementally explain why there would be potential increased portfolio diversification, as it appears that the increased target fixed income allocation for Acquiring Fund comes from a decrease in target foreign securities allocation as compared to Target Fund.

Response: The Trust believes that the Reorganization will potentially result in increased portfolio diversification because, as described on page Q & A – 3, Acquiring Fund targets an allocation of 15-65% of its assets to fixed income securities and 35-85% of its assets to equity securities, while Target Fund targets an allocation of 0-25% of its assets to fixed income securities and 75-100% of its assets to equity securities. This represents a significant increase in the target allocation to fixed income securities as between Target Fund and Acquiring Fund. While Target Fund’s target asset allocation ranges allow Target Fund to invest exclusively in equity securities, Acquiring Fund’s target asset allocation ranges indicate that Acquiring Fund will normally be invested in a mix of fixed income and equity securities. The increased target fixed income allocation for Acquiring Fund is not wholly attributable to Acquiring Fund’s decreased target foreign securities allocation as compared to Target Fund, as the difference in target foreign securities allocations between the Funds is only 5% at the upper limit, while the difference in target fixed income allocations between the Funds is 40% at the upper limit.

Ms. Jaea Hahn
April 26, 2018

6.        In reference to the statement on page Q & A – 3 that both Target Fund and Acquiring Fund invest principally in affiliated mutual funds managed by Lord Abbett, please clarify whether the Funds may only invest in affiliated mutual funds, or if they may invest in unaffiliated mutual funds as well. If they may invest in unaffiliated mutual funds, please supplementally explain how they comply with applicable regulatory requirements.

Response: Except as consistent with applicable regulatory requirements, the Funds do not invest in investment companies unaffiliated with Lord Abbett.

7.       In reference to the comparison of the Funds’ expense structures on page Q & A – 3 of the Preliminary Proxy Materials, please consider putting the bullet points into chart form for easier readability.

Response: The Trust respectfully submits that the referenced information is sufficiently readable in its current format.

8.        In reference to the discussion of who will pay the costs associated with the Reorganization on page Q & A – 5, please disclose what percentage of Target Fund may be repositioned prior to the merger.

Response: The requested disclosure has been added.

9.       In reference to the discussion of who will pay the costs associated with the Reorganization on page Q & A – 5, please confirm that the “ratable portion” of the total Reorganization expenses is the same as the pro rata portion. Please also supplementally explain why Target Fund will be responsible for and directly pay its portion of the Reorganization expenses, while Lord Abbett will be responsible for and pay Acquiring Fund’s portion of the Reorganization expenses.

Response: The Trust confirms that the “ratable portion” of total Reorganization expenses refers to the pro rata portion. Target Fund will be responsible for and pay its portion of the Reorganization expenses, while Lord Abbett will be responsible for and pay Acquiring Fund’s portion of the Reorganization expenses. The Trust believes it is appropriate for Target Fund to pay its share of expenses because Target Fund shareholders will pay lower total annual operating expenses as a result of the Reorganization. Because Acquiring Fund shareholders will not receive an immediate expense savings, Lord Abbett has decided to be responsible for and pay Acquiring Fund’s portion of the expenses so that the pro forma Combined Fund’s expense ratio for the fiscal year ended November 30, 2017 is the same as Acquiring Fund’s expense ratio for that period.

10.        In reference to the discussion of how many votes each shareholder is entitled to cast on page Q & A – 7, please disclose what level of vote is required to pass each proposal and describe how a shareholder may change or revoke their vote.

Response: The requested disclosure has been added.

Ms. Jaea Hahn
April 26, 2018

11.       In reference to the cover page of the Prospectus/Proxy, please supplementally explain why the date on the cover page is May 11, 2018.

Response: The Trust notes that May 11, 2018 will be the date of first use of the Prospectus/Proxy.

12.        In reference to the second bullet in the section of the Prospectus/Proxy titled “Summary of Reorganization Proposal – Overview of the Proposed Reorganization – Investment Strategies and Portfolio Management” on page 12, please clarify whether Target Fund and Acquiring Fund share the same risk/return profile or, alternatively, add a cross-reference to the discussion of the Funds’ respective risk/return profiles later in the Prospectus/Proxy.

Response: The requested disclosure has been added.

13.       In reference to the third bullet in the section of the Prospectus/Proxy titled “Summary of Reorganization Proposal – Overview of the Proposed Reorganization – Expense Structures” on page 13, please consider putting the information into chart form for easier readability.

Response: The Trust respectfully submits that the referenced information is sufficiently readable in its current format.

14.       In reference to the discussion of Target Fund’s prior investment strategy in the section of the Prospectus/Proxy titled “Summary of Reorganization Proposal – Overview of the Proposed Reorganization – Performance Histories” on page 14, please confirm supplementally whether Target Fund’s investment strategy changed in May 2017 and explain whether this change required a shareholder vote.

Response: The Trust confirms that Target Fund’s investment strategy changed effective May 1, 2017. The change did not affect Target Fund’s investment objective or fundamental investment restrictions and did not require a shareholder vote.

15.       In reference to the section of the Prospectus/Proxy titled “Summary of Reorganization Proposal – Board Considerations in Approving the Reorganization” on page 18, please confirm supplementally whether the Board considered any factors that weighed against the Reorganization and, if so, please include those factors in the Prospectus/Proxy.

Response: The Board evaluated a number of factors as described in the “Board Considerations in Approving the Reorganization,” including liquidating Target Fund or reorganizing it into a different fund, and in considering whether to approve the Reorganization, the Board did not identify any single factor as paramount or controlling. The Prospectus/Proxy discusses the factors considered by the Board.

Ms. Jaea Hahn
April 26, 2018

16.       In the narratives preceding the Average Annual Total Returns tables on pages 34 and 36, in the section of the Prospectus/Proxy titled “Performance,” please include disclosure explaining why additional indices are shown for each of Target Fund and Acquiring Fund.

Response: The requested disclosure has been added.

17.       Please supplementally confirm that the date of the statement of additional information will conform to the date of the Prospectus/Proxy.

Response: We confirm that the date of the statement of additional information will conform to the date of the Prospectus/Proxy.

18.       In Item 16(17) of Part C, please update the list of additional exhibits with the actual date filed.

Response: The list of additional exhibits in Item 16(17) of Part C has been updated.

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If you have any questions, please call the undersigned at (201) 827-2966.

Sincerely,

/s/ Pamela Chen
Pamela Chen
Associate General Counsel
Lord, Abbett & Co. LLC

cc: Brooke A. Fapohunda